UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

781386305

(CUSIP Number)

Rick A. Werner, Esq.
Haynes and Boone, LLP
26th Floor

New York, NY 10112
(212) 659-4974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386305

1.	Names of Reporting Persons Stone House Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,250,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person (See Instructions) OO, IA

(1)	Based upon 16,671,994 shares of Class B Common Stock, $0.001 par value, outstanding as of August 8, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 781386305

1.	Names of Reporting Persons SH Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,250,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5%
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 16,671,994 shares of Class B Common Stock, $0.001 par value, outstanding as of August 8, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 781386305

1.	Names of Reporting Persons Mark Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,250,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5%
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 16,671,994 shares of Class B Common Stock, $0.001 par value, outstanding as of August 8, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class B Common Stock, $0.001 par value (the “Common Stock”) of RumbleOn, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is located at 901 W. Walnut Hill Lane, Irving, Texas 75038.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of Stone House Capital Management, LLC, a Delaware limited liability company (“Stone House”), SH Capital Partners, L.P., a Delaware limited partnership (“Partners”), and Mark Cohen (“Mr. Cohen” and collectively with Stone House and Partners, the “Reporting Persons”). Partners is the record and direct beneficial owner of the securities covered by this statement. Stone House is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, Partners. Mr. Cohen is the managing member of, and may be deemed to beneficially own securities owned by, Stone House.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is c/o Stone House Capital Management, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida 33154.

(c) The principal business of Partners is acquiring, holding and selling securities for investment purposes. The principal business of Stone House is serving as the general partner of, and investment manager to, Partners. The present principal occupation of Mr. Cohen is serving as the managing member of Stone House.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person, other than Mr. Cohen, is listed in paragraph (a) of this Item 2. Mr. Cohen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $19,685,341.97 (including commissions) to acquire 2,250,000 shares of Common Stock of the Issuer in various open market transactions. Funds used to acquire shares of Common Stock of the Issuer have come from general working capital of Partners.

Item 4. Purpose of Transaction

The Reporting Persons filed an initial Schedule 13G on March 3, 2023, at such time as their aggregate share ownership crossed the applicable reporting threshold. The shares of Common Stock of the Issuer covered by this statement were originally acquired by the Reporting Persons in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

On August 8, 2023, the Issuer entered into a Standby Purchase Agreement (the “Purchase Agreement”) with Stone House, Mark Tkach (“Mr. Tkach”), and William Coulter (“Mr. Coulter”). Stone House, Mr. Tkach and Mr. Coulter are referred to herein as each, a “Standby Purchaser” and collectively, the “Standby Purchasers”. As discussed in a press release dated August 9, 2023 (the “Rights Offering Press Release”), the Purchase Agreement provides that, among other things, the Issuer proposes to conduct a rights offering (the “Rights Offering”) in which it will distribute, at no charge, to each holder of, outstanding shares of Common Stock of the Issuer (in addition to each holder of record of its outstanding shares of Class A common stock of the Issuer, par value $0.001 per share, and to each holder of record of certain outstanding warrants to purchase shares of Common Stock of the Issuer) (collectively, the “Eligible Securityholders”) non-transferable rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock of the Issuer. The aggregate subscription price of all shares of Common Stock of the Issuer to be offered in the Rights Offering is $100.0 million.

Within two business days after the closing of the Rights Offering, each Standby Purchaser has agreed, severally and not jointly, to purchase from the Issuer in a private placement (the “Backstop Private Placement”) any shares of Common Stock of the Issuer included in the Rights Offering that were not subscribed for and purchased by Eligible Securityholders (collectively, the “Backstop Securities”) for the same per share subscription price payable by Eligible Securityholders electing to exercise their Subscription Rights in the Rights Offering. The Purchase Agreement allocates the several obligation to purchase unsubscribed shares among the Standby Purchasers as follows: (i) Mr. Tkach: 25%; (ii) Mr. Coulter: 25%; and Stone House: 50%. Stone House is not entitled to receive a fee for the commitment made by it under the Purchase Agreement. Stone House is, however, entitled to receive reimbursement of reasonable expenses related to the Purchase Agreement and the Rights Offering.

Subject to the terms and conditions of the Purchase Agreement, the Issuer has also agreed to provide Stone House with the right to designate one nominee to the board of directors of the Issuer, which may be an employee or affiliate of Stone House, not later than sixty days after the date of the Purchase Agreement. As disclosed in a press release dated August 9, 2023 (the “Board Press Release”), the Issuer intends to invite Mr. Cohen to join the board of directors of the Issuer, subject to the Issuer’s governance procedures.

The foregoing descriptions of the Purchase Agreement, the Rights Offering Press Release and the Board Press Release do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the Rights Offering Press Release and the Board Press Release, each of which are incorporated herein by reference to Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to this Schedule 13D, respectively.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

The Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or shareholders concerning, among other things, the Issuer’s performance, the market price of the shares of the Issuer’s stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions and other issues for the betterment of the Issuer. The Reporting Persons may have future discussion with the Issuer's management and board of directors covering a broad range of subjects relative to performance, strategic direction, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Partners is the record and direct beneficial owners of the securities covered by this Schedule 13D. Partners has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it.

As general partner of Partners, Stone House may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Partners. Stone House does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Partners.

As the managing member of Stone House, Mr. Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Stone House. Mr. Cohen does not own any shares of Common Stock of the Issuer directly and Mr. Cohen disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Stone House.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share (1)	Description of Transaction
6/16/2023	SH Capital Partners, L.P.	75,000	$9.77	Open Market
6/20/2023	SH Capital Partners, L.P.	125,000	$10.58	Open Market
6/21/2023	SH Capital Partners, L.P.	50,000	$11.13	Open Market
6/23/2023	SH Capital Partners, L.P.	50,000	$11.07	Open Market
6/26/2023	SH Capital Partners, L.P.	25,000	$10.44	Open Market
6/27/2023	SH Capital Partners, L.P.	125,000	$10.93	Open Market

(1)	Excluding commissions.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)
99.2	Standby Purchase Agreement, dated as of August 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).
99.3	Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).
99.4	Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2023

STONE HOUSE CAPITAL MANAGEMENT, Llc

By:	/s/ Mark Cohen
Name:	Mark Cohen
Title:	Managing Member

SH Capital partners, L.P.

By:	Stone House Capital Management, LLC
Its:	General Partner

By:	/s/ Mark Cohen
Name:	Mark Cohen
Title:	Managing Member

MARK COHEN

/s/ Mark Cohen